Adirondack Small Cap Fund (ADKSX) Update

Matt Reiner - Adirondack Funds <mreiner@adirondackfunds.com>
Fri 12/2/2022 4:47 PM
To: Matt Reiner - Adirondack Funds <mreiner@adirondackfunds.com>

Good afternoon,

The performance results and quarterly commentary for The Adirondack Small Cap Fund (ADKSX) as of September 30, 2022 are now available on our website or, more directly, through the links below.

Click here for Q3 Fact Sheet

Click here for Q3 Commentary

For the second year in a row, we do not expect a capital gains/net investment income distribution as per link below:

Click here for 2022 Estimated Distribution

As always, please feel free to reach out with any comments or questions. We appreciate your continued interest in the Fund. Happy Holidays!

Best,

Matt & Greg

If you would like to be removed from our distribution list please contact us at info@adirondackfunds.com.
Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 888-686-2729, or visiting www.adirondackfunds.com.

Per the prospectus, the Fund's gross annual operating expense ratio is 1.43%. The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until August 1, 2023, subject to termination by the Fund on 60 days' written notice.

Important Risk Information
The Fund invests in smaller companies, which involve additional risks such as limited liquidity and greater volatility. Additionally, value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the investment company, and it may be obtained by calling 1-888-686-2729, or visiting www.adirondackfunds.com. Read it carefully before investing.

Adirondack Small Cap Fund (ADKSX)
Data as of September 30, 2022

Key Fund Facts

Ticker	ADKSX
Inception Date	April 6, 2005
Fund Assets	$29.6M
Number of Holdings	49
Cusip	00688P103
NAV	$18.92
Investment Style	Small Value

Expenses

Gross Expense Ratio	1.43%
Net Expense Ratio*	1.43%
(Includes waivers/recapture)	
12b-1 Distribution Fees	None
Sales Load	None
Redemption Fees	None

* The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until August 1, 2023, subject to termination by the Fund on 60 days' written notice.

Investment Minimums

Regular Account..........................	$3,000
Automatic Investment	$50
IRA Account	$1,000

Fund Managers

	Start Date
Matthew P. Reiner	04/06/2005
Gregory Roeder	04/06/2005

Top Ten Holdings

	(% of net assets)
LSI Industries, Inc.	5.26%
Conduent Inc	3.94%
CNO Financial Group Inc	3.76%
O-I Glass, Inc	3.73%
Trustco Bank Corp NY	3.61%
Celestica, Inc.	3.42%
Tiptree, Inc.	3.19%
Genworth Financial, Inc.	3.15%
CNX Resources Corp	3.10%
Antero Resources Corp	3.02%
Total % of Portfolio	36.18%

Investment Philosophy

At the Adirondack Small Cap Fund (ADKSX), we incorporate independent thinking, patience, and strict value criteria to choose companies as investments in the Fund.

As contrarians, we believe that the best opportunities are found in smaller companies that have fallen out of favor with investors. We look for companies that have good balance sheets, solid cash flows and highly motivated management teams with clear and measurable plans to return the business back to optimal operating performance.

We use a 'middle-down' research approach which identifies attractive industries for investment, eventually paring down to the few companies in those industries that make attractive additions to the Fund.

By assembling a diverse portfolio* of these opportunities, we seek to offer our shareholders compelling risk-adjusted returns over the long run.

Diversification does not assure a profit or guarantee against loss.

Performance Summary (as of September 30, 2022)

	YTD Return	One Year Return Annualized	3 Year Return Annualized	5 Year Return Annualized	10 Year Return Annualized	Annualized Return Inception*
Adirondack Small Cap Fund (ADKSX)	-17.88%	-15.12%	6.18%	0.06%	6.12%	7.07%
iShares ® Russell 2000 Value ETF (IWN)**	-21.25%	-17.87%	4.53%	2.70%	7.80%	6.45%
Morningstar Peers****	-19.03%	-14.31%	5.99%	3.36%	7.80%	N/A

* Inception date 4/6/2005
**The iShares ® Russell 2000 Value ETF (IWN) seeks to track the investment results of an index composed of small-capitalization U.S. equities that exhibit value characteristics.
**** According to Morningstar

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 888-686-2729, or visiting www.adirondackfunds.com.

Important Risk Information
The Fund invests in smaller companies, which involve additional risks such as limited liquidity and greater volatility. Additionally, value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the investment company, and it may be obtained by calling 1-888-686-2729, or visiting www.adirondackfunds.com. Read it carefully before investing.

Adirondack Research & Management, Inc.
2390 Western Avenue
Guilderland, NY 12084
www.adirondackfunds.com • 1-518-690-0470

Adirondack Small Cap Fund (ADKSX)

Data as of September 30, 2022

Quarterly Commentary

Dear Fellow Shareholders,

The Adirondack Small Cap Fund declined 5.59% during the quarter ended September 30, 2022. The iShares ® Russell 2000 Value ETF (IWN), a small cap competitor of the Fund, declined 4.62% during the same period. The Fund's annualized return for 1 year, 5 year, and 10 year was (15.12)%, 0.06%, and 6.12%, respectively.* The top ten holdings represented 36.18% of the portfolio and annualized turnover stood at 25.01%.

Despite the constant barrage of negative headlines, Q3 earnings reports are coming in better than expected. The S&P 500 collectively reported modest year-over-year profit growth on high single-digit revenue growth. Risk assets remain volatile in response to supply chain challenges, rapid rate increases, and dollar strength. The credit-sensitive small cap value space is holding its own fundamentally, though we remain concerned about widening spreads. However, the largest U.S. banks have reported relatively good credit quality, which suggests no fundamental basis for the recent spread widening. The market was relieved, setting the tone for an October rally that has helped erase some of the year-to-date losses.

The Fund's underperformance during the quarter was mostly due to overall weakness in the Technology sector as two of the Fund's top three detractors to performance came from that sector. Lackluster earnings were the key driver of technology laggards Conduent Inc (as of 09/30/2022 CNDT represented 3.94% of the portfolio) and Unisys Corp (as of 09/30/2022 UIS represented 1.72% of the portfolio). Although turnarounds rarely play out without some bumps along the way, we do believe both companies are progressing in the right direction.

Top contributors during the quarter included Hill International (which agreed to be acquired) and for the second consecutive quarter Ardmore Shipping (which was up over 30% on another strong earnings report). Construction consulting company Hill International, Inc. (as of 09/30/2022 HIL represented 0.98% of the portfolio) accepted a bid to be taken private. Not the most ideal offer but given some of the company's recent challenges the outcome was better than feared. Ardmore Shipping Corp. (as of 09/30/2022 ASC represented 2.09% of the portfolio) has risen sharply on strong earnings and the anticipated benefits from the Russian sanctions. Since the end of the quarter, we have been pairing this position as investor infatuation with shipping stocks can often be short-lived.

We initiated a couple of new positions recently. We bought Tronox (as of 09/30/2022 TROX represented 0.71% of the portfolio), a vertically integrated producer of TiO_2 (titanium dioxide), zircon, and other mineral sands. Private equity reportedly made an opportunistic bid last year that was materially higher than where TROX currently trades. The benefits of vertical integration, investments in efficiency, and an improved industry structure should serve Tronox well in an inflationary environment. We also bought Virtu Financial (as of 09/30/2022 VIRT represented 1.04% of the portfolio), a market maker in various asset classes with U.S. equity trading considered its bread and butter. In October 2019, all the top broker-dealers began commission-free trading for retail clients. That move has broadened market participation and benefited the market makers, like Virtu, who purchase trading volume from brokers. While the SEC looked into possibly eliminating "Payment for Order Flow" due to the Robinhood/Meme stock fiasco, they recently signaled against taking action. We think that VIRT can earn returns in various market conditions and, for that reason, is an excellent risk/reward. The Fund also exited two positions during the quarter, Harvard Bioscience Inc and Lazard Ltd. Both were relatively small positions that were being phased out as parts of the original investment thesis were challenged.

When discounting future cash flows, the Fund's opportunity set (small-cap value) is cheaper than any asset class in the U.S. equity market. We look forward to better days ahead with a concentrated portfolio of high-conviction ideas. Thank you for your support and investment. For the most up-to-date information on your investment, please visit www.adirondackfunds.com.

**Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 888-686-2729, or visiting www.adirondackfunds.com.*

Per the prospectus, the Fund's gross annual operating expense ratio is 1.43%. The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until August 1, 2023, subject to termination by the Fund on 60 days' written notice.

Adirondack Research & Management, Inc.
2390 Western Avenue
Guilderland, NY 12084
www.adirondackfunds.com • 1-518-690-0470

Adirondack SMALL CAP FUND

Regards,

Matt Reiner, CFA®
Portfolio Manager

Greg Roeder, CFA®
Portfolio Manager

<u>**Important Risk Information**</u>
The Fund invests in smaller companies, which involve additional risks such as limited liquidity and greater volatility. Additionally, value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the investment company, and it may be obtained by calling 1-888-686-2729, or visiting www.adirondackfunds.com. Read it carefully before investing.

The iShares ® Russell 2000 Value ETF (IWN) seeks to track the investment results of an index composed of small-capitalization U.S. equities that exhibit value characteristics.

The S&P 500 Index is a market value-weighted index of 500 stocks seen as indicators of U.S. equities and reflects large cap performance. You cannot invest directly in an index.

Adirondack Research & Management, Inc.
2390 Western Avenue
Guilderland, NY 12084
www.adirondackfunds.com • 1-518-690-0470



2022 Estimated Distribution for the Adirondack Small Cap Fund (ADKSX)

Based on preliminary review as of 11/09/2022, the Fund does not have a capital gain or net investment income distribution this year.

Total Estimated Distribution: $0.00 per share

Estimated Short-Term Capital Gain: $0.00 per share
Estimated Long-Term Capital Gain: $0.00 per share

These estimates are based on the Fund's current outstanding shares as of 11/09/2022, therefore any significant change in share count could have an impact on these projections. Please check back for any updates.

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 888-686-2729, or visiting www.adirondackfunds.com.

Per the prospectus, the Fund's gross annual operating expense ratio is 1.43%. The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until August 1, 2023, subject to termination by the Fund on 60 days' written notice.

Important Risk Information
The Fund invests in smaller companies, which involve additional risks such as limited liquidity and greater volatility. Additionally, value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the investment company, and it may be obtained by calling 1-888-686-2729, or visiting www.adirondackfunds.com. Read it carefully before investing.